Exhibit 21.1

Subsidiaries of Criteo S.A.

Name of Subsidiary	Jurisdiction of Incorporation
Criteo Australia Pty Ltd	Australia
Criteo Do Brasil Desenvolvimento De Serviços De Internet Ltda.	Brazil
Criteo Canada Corp.	Canada
Criteo Advertising (Beijing) Co., Ltd.	China
Condigolabs S.A.S.	France
Criteo France S.A.S.	France
Criteo Finance S.A.S.	France
Criteo Technology S.A.S.	France
Doobie In Site Ltd.	Israel
Criteo GmbH	Germany
Criteo India Private Limited	India
Criteo S.R.L.	Italy
Criteo K.K.	Japan
Criteo Korea Ltd.	Korea
Criteo B.V.	Netherlands
Criteo LLC	Russia
Criteo Singapore PTE. LTD.	Singapore
Criteo Europa MM, S.L.	Spain (Barcelona)
Criteo España, S.L.	Spain (Madrid)
Criteo Nordics AB	Sweden
Criteo Reklamcilik Hzimetleri ve Ticaret A.S.	Turkey
Criteo MEA FZ - LLC	United Arab Emirates (Dubai)
Criteo Ltd	United Kingdom
Criteo Corp.	United States (Delaware)
Gemini HoldCo, LLC	United States (Delaware)
Madyourself Technologies, Inc.	United States (Delaware)